蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

November 12, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

dlw 12/11

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

November 12, 2002

A. Announcement in relation to Strategic Investment Agreement between the Company and Anheuser-Busch Companies, Inc ("A-B") by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by the Company; Application by Parent and A-B for the Whitewash Waiver; Connected Transaction; and Delay in Dispatch of Circular, dated November 11, 2002.

SOUTH CHINA MORNING POST Tuesday, November 12, 2002

SINCE 1903

青島啤酒股份有限公司

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and A-B by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by Tsingtao

Application by Parent and A-B for the Whitewash Waiver

Connected Transaction

Delay in Dispatch of Circular

Due to additional time required to finalise and verify certain information in the Circular to Tsingtao's shareholders, an application has been made to the SFC and the Stock Exchange to extend the time for dispatch of the Circular from 12 November 2002 to 9 December 2002.

Reference is made to Tsingtao's announcement dated 23 October 2002 (the "Announcement") in relation to the Strategic Investment Agreement with A-B. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Announcement.

Pursuant to Rule 8.2 of the Takeovers Code and Rule 14.29(2) of the Listing Rules, the circular to Tsingtao's shareholders relating to the Strategic Investment Agreement and the Whitewash Waiver (the "Circular") is required to be dispatched to shareholders within 21 days of the date of the Announcement, and should have been dispatched on 12 November 2002 as indicated in the expected timetable in the Announcement.

The directors of Tsingtao announce that, due to additional time required to finalise and verify certain information in the Circular, an application has been made to the SFC and the Stock Exchange to extend the time for the dispatch of the Circular to 9 December 2002. Accordingly, the expected timetable as set out in the Announcement is revised as follows:-

Events	Expected Date
Dispatch of Circular	9 December 2002
EGM, A Shares EGM and H Shares EGM	23 January 2003
Announcement in newspapers of the results of the EGM, A Shares EGM and H Shares EGM	24 January 2003
Tranche I and Tranche II Closing	18 March 2003

The above timetable is indicative only and is subject to changes. Any material changes to the expected timetable will be announced separately by Tsingtao. All references to time are Hong Kong time.

By Order of the Board
Tsingtao Brewery Company Limited
Li Guirong
Chairman

Hong Kong, 11 November 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI
RESIDENT PARTNERS
ADMITTED IN NEW YORK

02 NOV 14 AM 9:34

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

November 11, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

November 11, 2002

A. Announcement in relation to Strategic Agreement between the Company and Anheuser-Busch Companies, Inc ("A-B") by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by the Company; Application by Parent and A-B for the Whitewash Waiver; Connected Transaction; and Appointment of Independent Financial Adviser, dated November 6, 2002.

File No. 82-4021
Document A

SOUTH CHINA MORNING POST *Thursday, November 7, 2002*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and A-B by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by Tsingtao

Application by Parent and A-B for the Whitewash Waiver

Connected Transaction

Appointment of Independent Financial Adviser

Reference is made to Tsingtao's announcement dated 23 October 2002 in relation to the Strategic Investment Agreement with A-B.

The Company wishes to announce that DBS Asia Capital Ltd. has been appointed as the independent financial adviser to advise the Independent Board Committee on the terms of the Strategic Investment Agreement and the Whitewash Waiver.

Shareholders and potential investors are urged to exercise extreme caution in dealing in the Shares.

Reference is made to Tsingtao's announcement dated 23 October 2002 (the "Announcement") in relation to the Strategic Investment Agreement with A-B. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Announcement.

The Strategic Investment Agreement and the transactions contemplated thereunder are considered connected transactions between Parent and Tsingtao. A Whitewash Waiver is also required in relation to Tranche I Conversion and Tranche II Conversion. For details, please refer to the Announcement.

The Company wishes to announce that DBS Asia Capital Ltd. has been appointed as the independent financial adviser to advise the Independent Board Committee on the terms of the Strategic Investment Agreement and the Whitewash Waiver.

Shareholders and potential investors are urged to exercise extreme caution in dealing in the Shares.

By Order of the Board
Tsingtao Brewery Company Limited
Li Guirong
Chairman

Hong Kong, 6 November 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.